For the six month period ended 4/30/99
File number 811-4438


                          SUB-ITEM 77C
      Submission of Matters to a Vote of Security Holders

     The  Annual  Meeting of Shareholders of The First
Australia Fund,  Inc.  was  held  April  23, 1999.   At
such meeting the shareholders of the Fund approved the following proposals:

A. Proposal that Rt. Hon. Malcolm Fraser, Harry A. Jacobs, Jr, Howard A. Knight, Richard H. McCoy, Brian M. Sherman, Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, William A. Clark and Gerald Hellerman are duly elected to serve as Directors of the Fund until the earlier to occur of (i) the next meeting of Shareholders at which Directors are elected and until his or her successor shall have been duly elected and shall have qualified or (ii) their terms expire in accordance with the Fund's retirement policy.


                                     In Favor       Withheld

       Rt. Hon. Malcolm Fraser       9,578,300      909,565
       Harry A. Jacobs, Jr.          9,581,669      906,196
       Howard A. Knight              9,540,710      947,155
       Richard H. McCoy              9,542,048      945,817
       Brian M. Sherman              9,609,751      878,114
       Ronald G. Olin                1,765,148       23,690
       Ralph W. Bradshaw             1,765,148       23,690
       Gary A. Bentz                 1,765,148       23,690
       William A. Clark              1,765,148       23,690
       Gerald Hellerman              1,765,148       23,690

B. Proposal that PricewaterhouseCoopers LLP serve as independent public accountants of the Fund for the fiscal year ending October 31, 1999.

     Votes For           Votes Against         Abstentions

    10,072,998               252,978             1,950,725


C.   Proposal to terminate the investment agreement:

     Votes For           Against             Abstain
     2,870,031          6,522,667            401,415

D. Proposal that the board take whatever steps necessary for shareholders to receive net asset value for their shares within 60 days of the meeting:

     Votes For           Against             Abstain
     3,224,049          6,330,907            239,365

E. Proposal that all directors not standing for reelection who oppose item 4 resign:

     Votes For           Against             Abstain
     2,874,034          6,580,953            338,973

F. Proposal to reimburse shareholder proponent's fees and expenses:

     Votes For           Against             Abstain
     2,437,404          7,061,267            295,537